Exhibit 99.1

INVESTOR PRESENTATION March 2026 (NASDAQ: AURE) The Institutional Platform for Tether Gold (XAU ₮ ) on Nasdaq RESTORING PHYSICALLY - BACKED MONEY INVESTOR PRESENTATION

AURELION | Confidential DISCLAIMER This presentation contains forward - looking statements . These statements are made under the “safe harbor” provisions of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements . Among other things, the outlook for the upcoming fiscal year and quarters and quotations from management in this presentation, as well as the Company’s strategic and operational plans, may contain forward - looking statements . The Company may also make written or oral forward - looking statements in its periodic reports to the U . S . Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties . Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward - looking statements . Forward - looking statements involve inherent risks and uncertainties . A number of factors could cause actual results to differ materially from those contained in any forward - looking statement, including but not limited to the following : changes in the market for our products and services ; our ability to access additional capital ; our ability to attract and retain qualified personnel ; changes in general economic, business and industry conditions ; changes in applicable laws or regulations ; expansion plans and opportunities ; changes in the regulatory environment for crypto currencies and stablecoin ecosystems ; changes in the price of digital assets, including XAU ₮ ; changes in spot price of gold ; changes in price co - relation between stablecoins and their pegged assets, including XAU ₮ and gold ; risks associated with owning digital assets, including XAU ₮ , including price volatility, limited liquidity and trading volumes, relative anonymity, potential widespread susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges and other risks inherent in its entirely electronic, virtual - form and decentralized network ; the fluctuation of our operating results, including because we may be required to account for our digital assets at fair value ; limitations in our ability to time the price of our purchase of digital assets ; our potential subjection to corporate alternative minimum tax due to unrealized fair value gains on our digital asset holdings ; legal, commercial, regulatory and technical uncertainty regarding digital assets and enhanced regulatory oversight of companies holding digital assets including the possibility that regulators reclassify any digital assets we hold, including XAU ₮ , as a security or a “cash item”, causing us to be in violation of securities laws and be classified as an “investment company” under the Investment Company Act of 1940 ; competition by other digital asset treasury companies, gold - related asset treasury companies, and the availability of financial products related to gold ; the possibility of experiencing greater fraud, security failures or operational problems on digital asset trading venues compared to trading venues for more established asset classes, and any malfunction, breakdown or abandonment of the underlying blockchain protocols, or other technological difficulties, may prevent access to or use of such digital assets ; elevation of rehypothecation risk in times of market condition changes as the XAU ₮ we own may be rehypothecated ; and from time to time when we hold our digital assets through a third - party custodian, the loss of direct control over our digital assets and dependence on the custodian’s security practices and operational integrity which may lead to the loss of its digital assets as a result of the insolvency of the custodian, theft by employees or insiders of the custodian or if the custodian’s security measures are compromised, including as a result of a cyber - attack . Further information regarding these and other risks is included in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20 - F . The Company does not undertake any obligation to update any forward - looking statement as a result of new information, future events or otherwise, except as required under applicable law . All information provided herein is as of the date of this presentation, and the Company undertakes no duty to update such information, except as required under applicable law . The information contained in this document has not been independently verified . No representation or warranty express or implied is made as to, and no reliance should be placed on the fairness, accuracy, completeness, reasonableness or correctness of such information or opinions contained herein . The information contained in this document should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect material developments which may occur after the date of the presentation . None of the Company or any of their respective affiliates, advisers or representatives shall be in any way responsible for the contents hereof, or shall be liable (in negligence or otherwise) for any loss howsoever arising from any use of this document or its contents or otherwise arising in connection with this document . By accepting to access any copy of the slides presented, you agree that you (i) have read and agree to comply with the requirements of this notice and disclaimer ; (ii) will maintain absolute confidentiality regarding this presentation and the information disclosed in this presentation ; (iii) will not distribute or reproduce this presentation, in whole or in part ; (iv) are (a) accustomed to receiving the type of information contained in this presentation, and (b) a person into whose possession this presentation may be lawfully delivered in accordance with the laws of the jurisdiction in which it is located ; and (v) will not make direct contact with (a) the Company’s suppliers, customers, tenants, partners or subcontractors ; (b) any governmental, administrative, stock exchange or other regulatory bodies which supervise or regulate the Company ; or (c) employees of the Company . Any failure to comply with these restrictions may result in violation of applicable laws and lead to legal or regulatory action or other material adverse consequences .

Current Holdings $172M in XAU₮ (33,318 troy oz) Gold Oz per Share 1 ~0.001 AURE Discount to NAV 2 54% NAV/Share 1 $3.66 Key Investment Highlights 1st and only Public Market Bridge for Tether Gold (XAU₮) on Nasdaq Tether is an 11% investor in Aurelion — the world's #1 gold accumulator and largest stablecoin provider XAU₮ is backed 1:1 by physical LBMA gold bars — fully redeemable, transparent, and blockchain - verified $175M in XAU₮ holdings (33,318 troy oz) with a clear roadmap to scale 1 EXECUTIVE SUMMARY Investment Highlights (1) Gold Oz per Share = 0.000905. Gold price and Nav discount as of March 3, 2026. (2) As of March 6, 2026. XAU₮ = Physical Gold GLD shares = Tracks Gold Price in USD (no access to the physical gold) Gold Price 1 $5,150 3 AURELION | Confidential

THE OPPORTUNITY Gold Is the #1 Asset Globally 671x Gold's real purchasing power growth since 2000 $298B Average daily trading volume — #1 globally #1 Most liquid traded asset surpassing S&P 500 & Treasuries 1 - 2% Annual gold supply growth — inelastic & scarce Since 2000, gold's real purchasing power has surged while the USD, EUR, and GBP have each declined to historic lows. AURELION | Confidential 4 Source: World Gold Council.

THE MACRO CASE Debasement is the Return to Gold Monetary instability, fiscal expansion and a commodities supercycle are converging to drive gold prices Gold is the only asset that somebody can hold and you don't have to depend on somebody else to pay you money for. Ray Dalio 24x Gold prices rose 24x from 1971 - 1980 ($35 to $850). Projected gold price to increase exponentially 76% of central banks expect gold reserves to rise over the next 5 years 20% Of the 750 currencies that have existed since 1700 remain and all surviving ones faced severe devaluation 75 - 100 Year Long - Term Debt Cycle Fiat currencies lose value through debt expansion. Gold holds. Gold is THE hedge against monetary debasement AURELION | Confidential Source: World Gold Council. Ray Dalio. 5

Implied 2026 Gold Price as % of U.S. Debt Backing US GOLD RESERVE AURELION | Confidential 6

THE PROBLEM

The $37 Trillion Gold Market Is Built on Synthetic Paper at 100:1 Ratio

Top 10 Gold ETF (Mar 2026)

All fiat-denominated | None redeemable for physical gold by retail investors

Ticker	Fund	AUM ($B)
GLD	SPDR Gold Shares	173.0
IAU	iShares Gold Trust	81.0
GDX	VanEck Gold Miners ETF	29.0
GLDM	SPDR Gold MiniShares	25.0
GDXJ	VanEck Jr Gold Miners ETF	10.5
SGOL	abrdn Physical Gold	6.5
BAR	GraniteShares Gold Trust	3.2
IAUM	iShares Gold Trust Micro	2.8
AAAU	Goldman Sachs Phys Gold	1.8
OUNZ	VanEck Merk Gold Trust	1.3

Total Top 10 Gold ETF: **$330B**

Gold.org

Source: World Gold Council. LBMA Liquidity Survey.

Structural Risks of Gold ETFs

- **Fiat-Denominated Paper**
  All priced in USD, CNY, GBP, JPY — the very currencies investors are trying to hedge against.
- **No Gold Ownership**
  Retail investors trade shares, not gold. Redemption for physical is reserved for Authorized Participants only.
- **Custody Chain-of-Custody Risk**
  Gold in unallocated accounts not segregated from custodian assets. Limited recourse during insolvency.
- **Currency Risk Layer**
  Non-US investors face gold move + FX move. A “perfectly tracking” ETF can still lose in your home currency.

AURELION | Confidential

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WHAT DO YOU OWN Gold ETF → Fiat XAU ₮ → Physical Gold AURELION | Confidential 8 SYNTHETIC GOLD ETF 100 paper claims. 1 bar of gold. = Real gold backing (1 bar) = Paper claim only (99 empty) 100 : 1 You sell shares for fiat cash. You never touch gold. XAU₮ — REAL GOLD 100 tokens. 100 troy oz of gold. Every box is filled. = Backed by 1 troy oz LBMA gold 100 / 100 fully backed 1 : 1 You redeem for physical gold bars. True ownership Decoupling from fiat. VS

XAU ₮ - THE TRUE GOLD ASSET What Is Tether Gold (XAU ₮ ) + Vaulted in Switzerland 1 troy ounce of physical LBMA gold for every 1 XAU₮ token Fully backed by physical gold held in secure vaults in Switzerland, at no storage charge to the holder Provides a convenient, frictionless way for USDT users (500M+ worldwide) to hold and transact in gold Directly redeemable for physical LBMA gold bars in Switzerland and Hong Kong on a 1:1 basis 1:1 Troy Oz Gold Per XAU₮ Token #1 Gold acquired in H2 2025 - surpassing every central bank #30 Global reserve holders with 140 tonnes of gold AURELION | Confidential 9 Tether Gold is a digital token fully backed by physical LBMA gold bars, combining gold's 5,000 - year store - of - value with blockchain's transparency and programmability. Source: Tether.

Tether:Full Reserve US Treasuries and Gold #17 Global Treasury Holder $141B in U.S. Treasury exposure. 7th largest net buyer of Treasuries in 2024 $7B+ Redeemed in 48 Hours Survived FTX collapse bank run: processed $20B in 30 days $193B Fully Backed Reserves No fractional reserve. $6.3B excess reserves above liabilities. BDO quarterly attestation $10B+ Net Profit in 2025 Revenue from US Treasuries. 500M+ users across 64+ jurisdictions Q4 2025 INDEPENDENT ATTESTATION $192.9B Total Assets $186.5B Liabilities 500M Users TETHER - THE STABLE COMPANY AURELION | Confidential Source: Tether. 10

WHAT IS AURELION 1st and only Public Market Bridge for Tether Gold (XAU ₮ ) on Nasdaq Institutional Access Bridge traditional equity markets and on - chain gold without direct crypto exposure Asset Management Acquire, manage, and hold XAU₮ with institutional - grade storage and risk management Global Distribution Real - time on - chain verification with direct physical redemption worldwide The AURE Opportunity Asset - level transparency 24/7 trading & instant transfer Physical gold redemption Institutional custody AURELION | Confidential 11 Gold ETF: $669B XAU₮:$3.7B AURE: $175M Source: World Gold Council. Tether. Gold price as of March 3, 2026

COMPETITIVE ADVANTAGE Aurelion - Most Comprehensive Gold Offering AURELION | Confidential 12 Physical Gold Gold ETFs XAU₮ AURE 1:1 Physical Gold Backing ✓ ✗ ✓ ✓ Zero Storage Costs 1 ✗ ✗ ✓ ✓ On - chain Transparency ✗ ✗ ✓ ✓ Instant Global Transfer ✗ ✗ ✓ ✓ Trades on Nasdaq ✗ ✓ ✗ ✓ Gold - Denominated (not fiat) N/A ✗ ✓ ✓ Eligible for Brokerage / IRA ✗ ✓ ✗ ✓ (1) Storage costs are paid for by Tether. Source: World Gold Council. Tether.

Note: Based on unaudited management accounts; Net asset value is calculated as cash + XAU ₮ holdings - debt; Shares outstanding include issued and outstanding share capital and pre - funded warrants, and has reflected the 1 - for - 10 share co nsolidation effective as of February 19, 2026. AURELION | Confidential 13 AURELION $ million December 31, 2025 Total Assets 175.2 Cash 3.6 XAU₮ (March 3, 2026 price) 171.6 Price per unit 5,150 Units (1 XAU₮ = 1 ounce) 33,318 Debt 40.6 Net Asset Value (NAV) 134.6 Shares outstanding 36.8M Gold ounce per share 0.000905 XAU₮ $ value per share $4.66 NAV per share $3.66 NAV (Net Asset Value)

AURELION Contact | ir@aurelion.com Building the Institutional Standard for Digital Gold The 1st institutional acquisition platform and asset manager for Tether Gold (XAU₮) on Nasdaq